UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On October 11, 2023, SciSparc Ltd. (the “Company”) entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with an institutional investor (the “Purchaser”) for aggregate gross proceeds of $5,026,000 (representing a 30% original issue discount to the aggregate purchase price of $7,180,000), before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including working capital. Aegis Capital Corp. (“Aegis”), acted as the exclusive placement agent for the Private Placement, which is expected to close on October 13, 2023, subject to satisfaction of customary closing conditions.

As part of the Private Placement, the Company will issue units (the “Units”), at a purchase price of $3.72 per Unit, consisting of 1,930,108 pre-funded ordinary share purchase warrants (the “Pre-Funded Warrant”) to purchase up to 1,930,108 ordinary shares of the Company, no par value per share (the “Ordinary Shares”), and an additional accompanying Pre-Funded Warrant to purchase up to 1,930,108 Ordinary Shares. The Pre-Funded Warrants are immediately exercisable upon issuance and have a term of five years from issuance at an exercise price of $0.001 per Ordinary Share.

To secure performance of the Company’s obligations pursuant to the Agreement, the Company will execute a Confession of Judgment (the “Confession of Judgment”), whereby the Company confesses judgment in favor of the Purchaser in an amount equal to the fair market value of the Ordinary Shares of the Company for which the Purchaser submits an exercise notice under either Pre-Funded Warrant issued to the Purchaser.

The Company also entered into a letter agreement (the “Letter Agreement”) with Aegis as lead placement agent, dated October 10, 2023, pursuant to which Aegis agreed to serve as the placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 8.0% of the gross cash proceeds received in the Private Placement and to pay for expenses of the Purchaser’s and Aegis’ legal counsel in an aggregate amount of up to $75,000.

 The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares and the Ordinary Shares underlying the Pre-Funded Warrants.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Agreement, Registration Rights Agreement, Pre-Funded Warrant, Confession of Judgment and Letter Agreement set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1, 10.2, 4.1, 10.3 and 10.4, respectively.

On October 11, 2023, the Company issued a press release titled “SciSparc Ltd. Announces Pricing of $5.026 Million Private Placement,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773)  filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the closing of the offering and anticipated use of proceeds from the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on May 1, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
10.1	Securities Purchase Agreement dated October 11, 2023
10.2	Registration Rights Agreement dated October 11, 2023
10.3	Form of Confession of Judgment
10.4	Letter Agreement with Aegis Capital Corp. dated October 10, 2023
99.1	Press release issued by SciSparc Ltd. dated October 11, 2023, titled “SciSparc Ltd. Announces Pricing of $5.026 Million Private Placement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: October 12, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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